SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file numbers 1-2116 and 000-50408

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

(Full title of the Plan)

ARMSTRONG WORLD INDUSTRIES, INC.

ARMSTRONG HOLDINGS, INC.

2500 Columbia Avenue Lancaster, Pennsylvania 17604

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Page No.
Item 1. Report of Independent Registered Public Accounting Firm	4

Item 2. Statements of Net Assets Available for Benefits September 30, 2006 and 2005	5

Item 3. Statements of Changes in Net Assets Available for Benefits Years ended September 30, 2006 and 2005	6

Notes to Financial Statements	7-17

Exhibits
Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.

March 26, 2007	By:	/s/ R. Scott Webster
R. Scott Webster, Secretary of the Retirement Committee

Item 1

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. (the Plan) as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 26, 2007

Philadelphia, Pennsylvania

Item 2

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Net Assets Available for Benefits

September 30, 2006 and 2005

	September 30,
	2006	2005
Assets:
Investments in master trust (see Note 2):
Shares of registered investment companies	$31,791,258	$33,212,011
Interest in common/collective trusts	44,777,667	47,988,469
Armstrong Holdings, Inc. Common Stock	67,514	1,227,505
Participant loans	2,605,431	2,453,555

Total investments in Master Trust	79,241,870	84,881,540

Net assets available for benefits	$79,241,870	$84,881,540

See accompanying notes to the financial statements.

Item 3

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Changes in Net Assets Available for Benefits

Years Ended September 30, 2006 and 2005

	Year Ended September 30,
	2006	2005
Additions to net assets attributed to:
Employee contributions	$4,984,630	$5,307,539
Employer contributions	462,484	397,204
Dividends	3,024,039	2,588,803
Interest on loans	121,561	107,622
Net transfers from other employee benefit plans	—	25,592
Net appreciation in fair value of investments	1,153,420	3,830,963

Total additions	9,746,134	12,257,723

Reduction in net assets attributed to:
Benefits paid to participants	14,912,220	13,438,541
Deemed distributions of participant loans	18,922	41,453
Fees	24,091	11,007
Net transfers to other employee benefit plans	430,571	—

Total reductions	15,385,804	13,491,001

Net decrease	(5,639,670)	(1,233,278)
Net assets available for benefits:
Beginning of year	84,881,540	86,114,818

End of year	$79,241,870	$84,881,540

See accompanying notes to the financial statements.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements

September 30, 2006 and 2005

(1)	Plan Description

The following description of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan established for the purpose of providing eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 6, 2000, Armstrong World Industries, Inc. (“Armstrong”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. See Note 11 for further discussion of Chapter 11 events.

Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants’ contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

Each participant may have up to seven accounts that make up the participant’s total balance:

Sheltered account – Participants can contribute from 1% to 40% of pre-tax compensation (as defined in the Plan document) as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code.

Standard account - Participants may contribute from 1% to 10% of after-tax compensation (as defined in the Plan document).

Rollover account – Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan, qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

Age 50 catch-up account – Participants who are age 50 or older may make “catch-up” contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

Company match account – For certain participants who are employed by Armstrong Wood Products, Inc., Armstrong contributes an amount equal to 50% of the first 6% of each participant’s sheltered account contributions. This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1989 and 1990, depending upon the participant’s work location (formerly referred to as the Old Match account).

AWP profit sharing account – This account holds discretionary and non-discretionary profit sharing money contributed by Armstrong for certain employees.

Tax-deductible account (MIRA) – This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Participants have an immediate 100% vested interest with respect to their contributions. Participants hired prior to and actively employed on January 1, 2003 are fully vested with regard to any Armstrong contributions. Participants hired on or after January 1, 2003 are fully vested in any Armstrong contributions after three years of service. Participants who were former participants in the Armstrong Wood Products Non-Union Hourly Employees 401(k) Plan, the Hartco Flooring Co. Bargaining Employees’ Retirement Savings Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan but were not actively employed on January 1, 2003 will become vested based upon the requirements of those predecessor plans (maximum vesting period of five years).

Amounts forfeited by participants are first used to pay administrative expenses and then to reduce future Armstrong contributions under the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

(b)	Investments in Master Trust

The managed income portfolio is stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

Deemed distributions occur when active participants default on their loans. Their loans are in default due to failure to make the required repayments or their loans mature and have not been repaid in full.

(c)	Expenses

All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong.

(d)	Payment of Benefits

Benefits are recorded when paid.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(3)	Investments in Master Trust

Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into twenty-eight investment funds.

The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

1.	Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor’s Composite Index of 500 stocks.

2.	Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers. Effective March 1, 2005, this fund was no longer offered with respect to contributions made or transfers requested on or after March 1, 2005. Any remaining balances as of February 28, 2006 were transferred to the Davis New York Venture Fund.

3.	Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. This fund was closed to new investors on July 30, 2004.

4.	Fidelity Managed Income Portfolio II, Class 3 - This fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans which is comprised of high-quality fixed income investment contracts issued by insurance companies and other financial institutions.

5.	MSIF Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

6.	Armstrong Holdings, Inc. Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong Holdings, Inc. common stock. Common stock shares held by the fund at September 30, 2006 and 2005 were 409,174 and 555,432, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

7.	Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments. Effective March 1, 2005, this fund was no longer offered with respect to contributions made or transfers requested on or after March 1, 2005. Any remaining balances as of February 28, 2006 were transferred to the Fidelity Diversified International Fund.

8.	Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments and tend to be from smaller or newer companies.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

9.	Davis New York Venture Fund – This fund invests primarily in stocks of large U.S. companies with a market capitalization of at least $10 billion, with prospects for long-term sustainable growth.

10.	Fidelity Diversified International Fund – This fund invests primarily in common stocks of foreign companies. Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments.

11.	Goldman Sachs Mid-Cap Value Fund – This fund invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment.

12.	MSIF Trust Mid Cap Value Portfolio - This fund seeks to invest in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns. Effective March 1, 2005, this fund was no longer offered with respect to contributions made or transfers requested on or after March 1, 2005. Any remaining balances as of February 28, 2006 were transferred to the Goldman Sachs Mid Cap Value Fund.

13.	MSIF Trust Value Portfolio - This fund primarily invests in common stocks of companies with capitalizations generally greater than $1 billion at the time of purchase. It emphasizes a value style of investing, seeking well-established companies that appear to be undervalued and currently are not being recognized in the market place.

14.	Fidelity Equity Income Fund – This fund has a primary objective of seeking reasonable income levels by investing at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap “value” stocks. The fund may also invest in other types of equity securities and debt securities, including lower-quality debt securities.

15.	Fidelity Intermediate Bond Fund – This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Credit Bond Index is used as a guide in structuring the fund and selecting the investments.

16.	Fidelity Freedom 2010 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2008-2012.

17.	Fidelity Freedom 2015 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2013-2017.

18.	Fidelity Freedom 2020 Fund - This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2018-2022.

19.	Fidelity Freedom 2025 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2023-2027.

20.	Fidelity Freedom 2030 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2028-2032.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

21.	Fidelity Freedom 2035 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2033-2037.

22.	Fidelity Freedom 2040 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2038-2042.

23.	Fidelity Freedom 2045 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2043-2047.

24.	Fidelity Freedom 2050 Fund - This fund seeks high total return by investing in a combination of Fidelity equity and fixed-income funds using a moderate asset allocation strategy designed for investors with a targeted retirement date of 2048-2052.

25.	Fidelity Freedom Income Fund – This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds using a moderate allocation strategy designed for investors already in retirement.

26.	Rainier Small/Mid-Cap Equity I Portfolio – This fund seeks a high total return by investing primarily in small and mid-sized equity securities, ranging from approximately $100 million to $12 billion in market capitalization.

27.	Neuberger Berman Fasciano Investment Fund – This fund seeks a high total return by investing in small cap companies with market capitalization of less than $1.5 billion that have the potential for increased earnings, using both the value and growth oriented investment approach.

28.	Fidelity Capital Appreciation Fund – This fund seeks a high total return by investing primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. At any given time, the fund may contain “growth” stocks or “value” stocks, or a combination of both types.

Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provision guidelines. At September 30, 2006 and September 30, 2005, the interest rates ranged between 4.0% and 10.5%.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The following table presents the estimated fair values of the Plan’s investments in the Master Trust at September 30, 2006 and 2005 (see also Note 8):

Investment	September 30, 2006	September 30, 2005
* Spartan US Equity Index Fund	$5,141,983	$5,816,742
* Fidelity Magellan Fund	—	10,195,444
Davis New York Venture Fund	9,747,893	998,427
* Fidelity Low-Priced Stock Fund	1,585,831	1,777,271
* Fidelity Managed Income Portfolio II, Class 3	44,777,667	47,988,469
MSIF Global Value Equity Portfolio	245,820	282,661
• Armstrong Holdings, Inc. Common Stock	67,514	1,227,505
* Fidelity Overseas Fund	—	511,846
* Fidelity Diversified International Fund	1,223,934	195,446
* Fidelity OTC Portfolio	2,528,223	3,099,689
Rainier Small/Mid-Cap Equity I Portfolio	404,696	92,336
NB Fasciano Investment Fund	22,086	8,593
* Fidelity Capital Appreciation Fund	64,736	30,611
MSIF Trust Mid Cap Value Portfolio	—	1,391,088
Goldman Sachs Mid-Cap Value Fund	1,606,773	285,100
MSIF Trust Value Portfolio	444,107	448,050
* Fidelity Equity Income Fund	2,470,190	2,162,138
* Fidelity Intermediate Bond Fund	2,434,118	2,517,855
* Fidelity Freedom 2010 Fund	2,047,944	1,887,393
* Fidelity Freedom 2015 Fund	4,952	—
* Fidelity Freedom 2020 Fund	1,345,721	1,265,076
* Fidelity Freedom 2025 Fund	28,284	—
* Fidelity Freedom 2030 Fund	122,779	31,745
* Fidelity Freedom 2035 Fund	44,734	—
* Fidelity Freedom 2040 Fund	87,355	28,591
* Fidelity Freedom 2045 Fund	16,840	—
* Fidelity Freedom 2050 Fund	9,477	—
* Fidelity Freedom Income Fund	162,782	185,909
Participant Loans	2,605,431	2,453,555

Total investment in Master Trust	$79,241,870	$84,881,540

*	Parties-in-Interest

•	Plan Sponsor

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The amounts of net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held, during the year) of the Master Trust for the years ended September 30, 2006 and 2005 are presented below (see also Note 8):

Investment	2006	2005
Spartan US Equity Index Fund	$455,590	$606,841
Fidelity Magellan Fund	373,793	1,037,655
Davis New York Venture Fund	563,262	42,426
Fidelity Low-Priced Stock Fund	(25,950)	277,126
MSIF Global Value Equity Portfolio	15,449	26,965
Armstrong Holdings, Inc. Common Stock	(1,040,722)	565,683
Fidelity Overseas Fund	55,156	114,757
Fidelity Diversified International Fund	75,365	14,787
Fidelity OTC Portfolio	200,235	490,430
Rainier Small /Mid-Cap I Fund	7,059	6,995
NB Fasciano Investment Fund	(3,340)	296
Fidelity Capital Appreciation	(951)	1,220
MSIF Trust Mid Cap Value Portfolio	101,713	275,841
Goldman Sachs Mid-Cap Value Fund	39,363	17,019
MSIF Trust Value Portfolio	18,317	35,742
Fidelity Equity Income Fund	187,487	127,218
Fidelity Intermediate Bond Fund	(15,673)	(58,455)
Fidelity Freedom 2010 Fund	69,536	118,040
Fidelity Freedom 2015 Fund	46	—
Fidelity Freedom 2020 Fund	65,881	120,897
Fidelity Freedom 2025 Fund	304	—
Fidelity Freedom 2030 Fund	4,761	2,642
Fidelity Freedom 2035 Fund	505	—
Fidelity Freedom 2040 Fund	2,715	2,800
Fidelity Freedom 2045 Fund	203	—
Fidelity Freedom 2050 Fund	113	—
Fidelity Freedom Income Fund	3,203	4,038

Net appreciation in fair value of investments	$1,153,420	$3,830,963

(4)	Benefits

Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant’s account is payable (i) in a lump sum or (ii) in the case of retirement, partial disbursements are allowed.

In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pre-tax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employees shall be ineligible to make contributions for a 6 month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his vested balance or $50,000. The money borrowed must come from the Sheltered, Age 50 catch-up, Company match, AWP profit sharing, Rollover, or Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)	Obligation for Benefits

All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee’s account will be distributed as the Plan Administrator directs.

(6)	Eligibility

Most hourly employees of Armstrong or any participating affiliated company which adopts this plan are eligible to participate. This includes hourly employees in a collective bargaining unit where the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(7)	Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on November 25, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan’s qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

(8)	Master Trust Agreement

The Plan established a Master Trust Agreement with Fidelity Management Trust Company whereby the Plan assets are commingled and invested with the assets of the Savings and Investment Plan of Armstrong World Industries, Inc. and the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc. Separate accounting for each plan under the Master Trust Agreement is maintained. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2006 and 2005:

	September 30, 2006		September 30, 2005
	Cost	Fair Value	Cost	Fair Value
Armstrong Holdings, Inc. Common Stock	$12,260,866	$159,420	$16,174,886	$2,837,286
Investment in registered investment companies	231,382,945	262,270,568	206,947,164	245,373,550
Investment in common/collective trusts	179,705,798	179,705,797	191,435,074	191,435,074
Participant loans	7,537,837	7,537,837	7,406,606	7,406,606

Total investments in Master Trust	$430,887,446	$449,673,622	$421,963,730	$447,052,516

Plan’s interest in Master Trust	$80,834,956	$79,241,870	$86,475,997	$84,881,540
Plan’s percentage in Master Trust	18.8%	17.6%	20.5%	19.0%

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

During 2006 and 2005, the Master Trust’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2006	2005
Net appreciation in Master Trust	$13,747,621	$25,695,225
Allocated net appreciation in Master Trust	$1,153,420	$3,830,963

During 2006 and 2005, interest and dividends in the Master Trust were as follows:

	2006	2005
Interest and dividends in Master Trust	$17,050,857	$12,476,679
Allocated interest and dividends from investment in Master Trust	$3,145,600	$2,696,425

All of the above information was certified as complete and accurate by Fidelity Management Trust Company at September 30, 2006 and 2005 and for the years then ended.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Total assets invested in Fidelity-managed funds were $64,097,550 at September 30, 2006 and $77,694,225 at September 30, 2005.

(11)	Subsequent Events

On October 2, 2006 (the “Effective Date”), Armstrong World Industries’ (AWI) plan of reorganization, which was confirmed by order dated August 18, 2006, became effective, and AWI emerged from Chapter 11. The following summarizes the events in its Chapter 11 case that led to AWI’s emergence.

Plan of Reorganization and Disclosure Statement

On November 4, 2002, AWI filed a plan of reorganization with the Bankruptcy Court. Subsequently, AWI filed several amendments to the plan, along with various exhibits. The Fourth Amended Plan of Reorganization, with certain exhibits, was filed on May 23, 2003 and, as so amended and as modified by modifications filed with the Bankruptcy Court on October 17, 2003, November 10, 2003, December 3, 2004, and February 21, 2006, was confirmed by the U.S. District Court for the District of Delaware (the “Court”) on August 18, 2006. Such plan, as modified on May 23, 2003 and as from time to time modified through February 21, 2006 and then confirmed, is referred to in this report as the “POR”. Pursuant to the POR, upon emergence from Chapter 11 on October 2, 2006, AWI continued to conduct its existing lines of business with a reorganized capital structure under which, among other things, its existing shares were cancelled and new common shares of reorganized Armstrong and cash were issued to its unsecured creditors and to the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Asbestos PI Trust”), which was established under the POR, as described below, for the benefit of AWI’s current and future asbestos-related personal injury claimants, in full satisfaction of their claims against AWI. The POR excludes AWI’s Nitram and Desseaux subsidiaries, neither of which is material to Armstrong and which are pursuing separate resolutions of their Chapter 11 cases that are expected to result in the winding up of their affairs.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

In connection with the vote of creditors on the POR, AWI prepared a disclosure statement concerning its business and the POR, including certain projected financial information assuming an effective date of the POR of July 1, 2003, intended to demonstrate to the Bankruptcy Court the feasibility of the POR and AWI’s ability to continue operations upon its emergence from Chapter 11. On May 30, 2003, the Bankruptcy Court approved the disclosure statement for distribution to parties in interest in the Chapter 11 Case. The projected financial information included in the disclosure statement was updated in certain respects by information submitted to the Bankruptcy Court in connection with the Bankruptcy Court’s November 2003 hearing on confirmation of the POR and was not otherwise updated for use in any submission made in the Chapter 11 Case. This projected financial information was prepared for the limited purposes of consideration by the Bankruptcy Court, creditors and other parties in interest in the Chapter 11 Case of matters pertinent to the case. The projected financial information and estimates of value were prepared by AWI and its financial advisors and were not audited or reviewed by independent accountants. At the time they were prepared in 2003, the projections reflected numerous assumptions concerning reorganized Armstrong’s anticipated future performance and with respect to prevailing and anticipated market and economic conditions, which were and remain beyond our control and which may not materialize. Projections are inherently subject to significant and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections may be wrong in a material respect. Actual results have and may vary significantly from those contemplated by the projections.

During 2003, the POR was submitted for a vote by AWI’s creditors for its approval. It was approved by each creditor class that was entitled to vote on the POR except the class of unsecured creditors. On November 17 and 18, 2003, the Bankruptcy Court held a hearing on confirmation of the POR and on December 19, 2003, issued proposed findings of fact and conclusions of law and a proposed order confirming the POR, notwithstanding the rejection of the POR by the class of unsecured creditors. On December 29, 2003, the Unsecured Creditors’ Committee filed an objection to the Bankruptcy Court’s proposed findings of fact and conclusions of law and the proposed order of confirmation of the POR.

In order for AWI’s POR to be confirmed, the U.S. District Court had to also issue findings of fact and conclusions of law in support of confirmation of the POR, enter or affirm an order confirming the POR and issue an injunction under Section 524(g) of the Bankruptcy Code. Following procedural delays concerning the status of the prior U.S. District Court judge presiding over AWI’s Chapter 11 Case, the case was assigned to U.S. District Court Judge Eduardo C. Robreno in June 2004. A hearing was held before Judge Robreno on December 15, 2004 to consider the objections to confirmation of the POR. On February 23, 2005, Judge Robreno ruled that the POR could not be confirmed. In the court’s decision, the Judge found that, because the class of unsecured creditors voted to reject the POR, the distribution of warrants to existing equity holders, as then provided under the POR violated the absolute priority rule of the Bankruptcy Code.

AWI filed a Notice of Appeal of this decision to the United States Court of Appeals for the Third Circuit. On December 29, 2005, the U.S. Court of Appeals affirmed the District Court’s decision to deny confirmation of the POR.

At a status conference before Judge Robreno on February 3, 2006, AWI and the court-authorized representatives of AWI’s creditors and claimants advised the Court that they had agreed on a proposed schedule for a confirmation hearing on a modified POR which would eliminate the provisions regarding distribution of warrants to AWI’s existing equity holder. AWI filed the modified POR with the Court on February 21, 2006. Following the conference, Judge Robreno established a schedule for a U.S. District Court confirmation hearing on the modified POR.

The confirmation hearing commenced on May 23, 2006 and concluded with oral arguments on July 11, 2006. At that hearing, the Court heard testimony and received evidence relating to the Unsecured Creditors’ Committee’s objection that the modified POR unfairly discriminated against the unsecured creditors, based on the size of the present and future asbestos liability implied by the modified POR.

RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES

OF ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

On August 15, 2006, the Court issued its opinion overruling the Unsecured Creditors’ Committee’s objection. On August 18, 2006, the Court entered the order confirming AWI’s POR, along with its findings of facts and conclusions of law.

Relationship to Armstrong Holdings, Inc. (“AHI”)

Upon the POR becoming effective on October 2, 2006, all then-current shares of AWI were cancelled, and AHI was not entitled to any distribution on account of its equity interest in AWI. See “Matters Concerning AHI” below for a discussion on the pending matters between AHI and AWI.

Matters Concerning AHI

As of September 30, 2006, AHI’s only operation was its indirect ownership, through Armstrong Worldwide, Inc. (a Delaware corporation), of all of the capital shares of AWI. Upon the POR becoming effective on October 2, 2006, all then-current shares of AWI were cancelled, and AHI was not entitled to any distribution on account of its equity interest in AWI. After considering the result of its intercompany account claims and the tax consequences to AHI of AWI’s emergence from Chapter 11 (described below), AHI is expected to decide whether or not to dissolve.

On August 23, 2006, AHI announced that it and Armstrong Worldwide, Inc. have pending claims in AWI’s Chapter 11 Case (collectively, the “AHI Claim”). The AHI Claim relates to intercompany charges and credits between the companies. If and to the extent the AHI Claim or any part of it is allowed in AWI’s Chapter 11 Case, AHI would recover on such claim on the same basis as other general unsecured creditors of AWI are entitled to recover under the POR.

A final federal income tax return for AHI and AWI on a consolidated basis is expected to be filed for 2006 by September 2007. AHI and AWI will report substantial tax losses in this final tax return. The use of the tax losses and the extent to which they result in tax refunds will be affected by elections to be made in this final consolidated return by AHI as agent for the Armstrong consolidated group. Some elections would be more beneficial to one company than the other. AHI will receive a substantial tax refund of current year, and possibly prior year, tax payments, a portion of which AHI would pay over to reorganized Armstrong and the balance of which it would retain. The amount of the refund of prior year tax payments will depend in part on the elections made in the tax return. How much of the tax refunds will be retained by AHI was negotiated between AHI and reorganized Armstrong (see below). Apart from the allocation of the refund, AHI may also be entitled to additional benefits from carrying forward the balance of its tax loss, subject to any limitations that may be applicable for federal income tax purposes in the event of certain changes in ownership of AHI. There is no assurance such a limiting change in ownership has not and will not occur.

In order to address the AHI Claim and its tax-related issues with Armstrong, at a meeting on September 16, 2006, the Board of Directors of AHI appointed a special committee of the Board. The members of the committee are independent directors of AHI who do not serve as directors of, or otherwise participate in the affairs of, Armstrong. The committee negotiated with Armstrong concerning these matters.

On February 26, 2007, AHI and Armstrong announced that they reached a settlement on all intercompany claim and tax matters. The settlement was submitted to the U.S. Bankruptcy Court for its approval. The settlement calls for Armstrong to pay AHI $20 million in cash, and gives AHI an allowed claim under Armstrong’s confirmed Plan of Reorganization of $8.5 million. The settlement gives Armstrong the right to make all relevant tax elections and file all required tax returns on behalf of the Armstrong group of companies for all relevant tax periods during which the two companies were affiliated, and to receive and retain all related tax refunds. The U.S. Bankruptcy Court is scheduled to review the settlement on April 2, 2007.

Common Shares

AWI’s new common shares began trading on the New York Stock Exchange on October 10, 2006 under the ticker symbol “AWI”. AHI’s common shares continue to trade in the over-the-counter (OTC) Bulletin Board under the ticker symbol “ACKHQ”. Shares held in the Plan trade under the ticker symbol “ACKHQ.”